 Exhibit 99.1

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022

(expressed in thousands of Canadian dollars) - Unaudited

NexGen Energy Ltd.
Condensed Interim Consolidated Statements of Financial Position (expressed in thousands of Canadian Dollars) - Unaudited
	As at September 30, 2022	As at December 31, 2021
Assets
Current assets
Cash	$140,582	$201,804
Marketable securities (Note 5)	6,904	9,315
Amounts receivable	1,017	1,178
Prepaid expenses and other assets	1,934	1,028
	150,437	213,325
Non-current assets
Exploration and evaluation assets (Note 6)	389,265	326,543
Property and equipment (Note 7)	5,491	6,619
Deposits	76	76
Total assets	$545,269	$546,563

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$17,349	$7,499
Lease liabilities (Note 9)	756	706
	18,105	8,205
Non-current liabilities
Convertible debentures (Note 8)	74,754	72,011
Long-term lease liabilities (Note 9)	1,889	2,463
Deferred income tax liabilities	1,464	2,536
Total liabilities	$96,212	$85,215

Equity
Share capital (Note 10)	$697,874	$695,856
Reserves	88,837	68,837
Accumulated other comprehensive income	965	1,895
Accumulated deficit	(366,695)	(332,980)
Equity attributable to NexGen Energy Ltd. shareholders	420,981	433,608
Non-controlling interests (Note 15)	28,076	27,740
Total equity	449,057	461,348
Total liabilities and equity	$545,269	$546,563

Nature of operations (Note 2)

Commitments (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

2

NexGen Energy Ltd.
Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss (expressed in thousands of Canadian Dollars, except per share and share information) - Unaudited

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

Expenses
Salaries, benefits and directors’ fees	$1,923	$1,587	$5,660	$6,064
Office, administrative, and travel	1,996	889	4,907	2,542
Professional fees and insurance	1,478	794	3,465	2,106
Depreciation (Note 7)	475	508	1,359	1,592
Share-based payments (Note 10)	9,830	4,706	23,566	18,283
	(15,702)	(8,484)	(38,957)	(30,587)

Finance income	896	259	1,638	664
Mark-to-market loss on convertible debentures (Note 8)	(12,993)	(11,920)	(2,919)	(76,841)
Interest expense on convertible debentures (Note 8)	(542)	(519)	(1,589)	(3,239)
Interest on lease liabilities (Note 9)	(50)	(63)	(160)	(205)
Gain (loss) on disposal of assets	(85)	1,374	(85)	3,610
Foreign exchange gain	949	430	1,195	1
Other income	—	11	—	29
Loss before taxes	(27,527)	(18,912)	(40,877)	(106,568)

Deferred income tax recovery (expense)	229	(1,017)	764	(1,274)
Net loss	(27,298)	(19,929)	(40,113)	(107,842)

Items that may not be reclassified subsequently to profit or loss:

Change in fair value of convertible debenture attributable to the change in credit risk (Note 8)	(45)	72	176	(221)
Change in fair value of marketable securities (Note 5)	872	5,424	(2,411)	6,357
Deferred income tax recovery (expense)	(113)	(733)	309	(797)
Net comprehensive loss	$(26,584)	$(15,166)	$(42,039)	$(102,503)
Net loss attributable to:
Shareholders of NexGen Energy Ltd.	$(21,895)	$(17,827)	$(34,082)	$(102,811)
Non-controlling interests	(5,403)	(2,102)	(6,031)	(5,031)
	$(27,298)	$(19,929)	$(40,113)	$(107,842)
Net comprehensive loss attributable to:
Shareholders of NexGen Energy Ltd.	$(21,541)	$(15,480)	$(35,012)	$(100,256)
Non-controlling interests	(5,043)	314	(7,027)	(2,247)
	$(26,584)	$(15,166)	$(42,039)	$(102,503)

Loss per share attributable to NexGen Energy Ltd. shareholders
Basic and diluted loss per share	$(0.05)	$(0.04)	$(0.07)	$(0.23)

Weighted average common shares outstanding
Basic and diluted	479,504,037	472,337,597	479,384,555	453,225,762

The accompanying notes are an integral part of these consolidated financial statements.

3

NexGen Energy Ltd.
Condensed Interim Consolidated Statements of Cash Flows (expressed in thousands of Canadian dollars) - Unaudited
	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net loss for the period:	$(27,298)	$(19,929)	$(40,113)	$(107,842)
Adjust for:
Depreciation (Note 7)	475	508	1,359	1,592
Share-based payments (Note 10)	9,830	4,706	23,566	18,283
Mark-to-market loss on convertible debenture (Note 8)	12,993	11,920	2,919	76,841
Interest expense on convertible debentures (Note 8)	542	519	1,589	3,239
Interest on lease liabilities (Note 9)	50	63	160	205
Deferred income tax (recovery) expense	(229)	1,017	(764)	1,274
Unrealized foreign exchange gain	(949)	(430)	(1,195)	(1)
Loss (gain) on disposal of assets	85	(1,374)	85	(3,610)
Other non-cash items	—	(11)	—	(11)
Operating cash flows before working capital	(4,501)	(3,011)	(12,394)	(10,027)
Changes in working capital items:
Amounts receivable	(154)	(195)	162	(172)
Deposits	—	9	—	9
Prepaid expenses and other	827	93	(906)	(766)
Accounts payable and accrued liabilities	(461)	1,480	(922)	1,880
Cash used in operating activities	$(4,289)	$(1,624)	$(14,060)	$(9,076)

Expenditures on exploration and evaluation assets (Note 6)	(17,559)	(7,935)	(48,375)	(20,921)
Proceeds on disposal of assets	—	—	—	96
Acquisition of equipment	(67)	(395)	(342)	(878)
Cash used in investing activities	$(17,626)	$(8,330)	$(48,717)	$(21,703)

Proceeds from bought-deal financing, net of share issuance costs (Note 10)	—	—	—	163,476
Proceeds from common share issuance on ASX, net of share issuance costs	—	(462)	—	1,039
Proceeds from exercise of options and warrants	540	3,887	1,751	23,118
Payment of lease liabilities (Note 9)	(229)	(249)	(684)	(773)
Interest paid on convertible debentures	—	—	(707)	(2,257)
Cash provided by financing activities	$311	$3,176	$360	$184,603

Foreign exchange gain on cash	949	430	1,195	1
Increase (decrease) in cash	$(20,655)	$(6,348)	$(61,222)	$153,822

Cash, beginning of period	161,237	234,192	201,804	74,022
Increase (decrease) in cash	(20,655)	(6,348)	(61,222)	153,822
Cash, end of period	$140,582	$227,844	$140,582	$227,844

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

4

NexGen Energy Ltd.
Condensed Interim Consolidated Statements of Changes in Equity (expressed in thousands of Canadian dollars, except share information) - Unaudited
	Share Capital
	Common Shares
	Number	Amount	Reserves	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Attributable to shareholder’s of NexGen Energy Ltd.	Non-controlling interests	Total
Balance at December 31, 2020	381,830,205	$255,953	$54,939	$(4,339)	$(212,302)	$94,251	$25,001	$119,252
Share-based payments (Note 10)	—	—	19,278	—	—	19,278	2,052	21,330
Shares issued on exercise of stock options (Note 10)	7,168,335	31,721	(12,633)	—	—	19,088	—	19,088
Shares issued on converted debentures (Note 8)	48,083,335	230,301	—	—	—	230,301	—	230,301
Shares issued for convertible debenture interest payments (Note 8)	217,874	1,087	—	—	—	1,087	—	1,087
Shares issued on bought-deal financing, net of share issue costs (Note 10)	38,410,000	163,289	—	—	—	163,289	—	163,289
Shares issued on ASX, net of share issue costs (Note 10)	400,000	1,039	—	—	—	1,039	—	1,039
Shares issued for the Rook I property development (Note 10)	200,000	900	(326)	—	—	574	—	574
Ownership changes relating to non-controlling interests	—	—	—	—	1,976	1,976	2,146	4,122
Net loss for the period	—	—	—	—	(102,811)	(102,811)	(5,031)	(107,842)
Reclass accumulated other comprehensive income related to converted debentures (Note 8)	—	—	—	4,015	(4,015)	—	—	—
Other comprehensive income	—	—	—	2,555	—	2,555	2,784	5,339
Balance at September 30, 2021	476,309,749	$684,290	$61,258	$2,231	$(317,152)	$430,627	$26,952	$457,579

Balance at December 31, 2021	479,198,233	$695,856	$68,837	$1,895	$(332,980)	$433,608	$27,740	$461,348
Share-based payments (Note 10)	—	—	20,624	—	—	20,624	7,026	27,650
Shares issued on exercise of stock options (Note 10)	483,332	1,767	(624)	—	—	1,143	—	1,143
Shares issued for convertible debenture interest payments (Note 8)	42,252	251	—	—	—	251	—	251
Ownership changes relating to non-controlling interests	—	—	—	—	367	367	337	704
Net loss for the period	—	—	—	—	(34,082)	(34,082)	(6,031)	(40,113)
Other comprehensive loss	—	—	—	(930)	—	(930)	(996)	(1,926)
Balance at September 30, 2022	479,723,817	$697,874	$88,837	$965	$(366,695)	$420,981	$28,076	$449,057

The accompanying notes are an integral part of these consolidated financial statements.

5

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

1.	REPORTING ENTITY

NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration and development stage entity engaged in the acquisition, exploration and evaluation and development of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on March 8, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, B.C., V7Y 1B3.

The Company is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NXE”, and is a reporting issuer in each of the provinces of Canada other than Québec. On July 2, 2021, the Company commenced trading on the Australian Stock Exchange (the “ASX”) under the symbol “NXG”. On March 4, 2022 the Company up-listed from NYSE American exchange (the “NYSE American”) and began trading on the New York Stock Exchange (“NYSE”) under the symbol “NXE”.

In February 2016, the Company incorporated four wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd., and IsoEnergy Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to hold certain exploration assets of the Company. In 2016, certain exploration and evaluation assets were transferred to each of IsoEnergy Ltd. (“IsoEnergy”), NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. Subsequent to the transfer, IsoEnergy shares were listed on the TSX-V. As of September 30, 2022, NexGen owns 50.1% of IsoEnergy’s outstanding common shares (December 31, 2021 - 51%).

2.	NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at September 30, 2022, the Company had an accumulated deficit of $366,695 and working capital of $132,332. The Company will be required to obtain additional funding in order to continue with the exploration and development of its mineral properties.

The business of exploring for minerals and development of projects involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital; development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permits or, alternatively NexGen's ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

3.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
a)	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Certain disclosures required by IFRS have been condensed or omitted in the following note disclosures as they are disclosed or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the years ended December 31, 2021 and 2020 (“annual financial statements”), which have been prepared in accordance with IFRS. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the annual financial statements.

On November 3, 2022, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

6

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

b)	Basis of Consolidation

The accounts of the subsidiaries controlled by the Company are included in the condensed interim consolidated financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The subsidiaries of the Company and their geographic locations at September 30, 2022 are as follows:

Name of Subsidiary	Location	Percentage Ownership
NXE Energy Royalty Ltd.	Canada	100%
NXE Energy SW1 Ltd.	Canada	100%
NXE Energy SW3 Ltd.	Canada	100%
IsoEnergy Ltd.	Canada	50.1%

Intercompany balances, transactions, income and expenses arising from intercompany transactions are eliminated in full on consolidation.

4.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS IN ACCOUNTING POLICIES

Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies are consistent with those that applied to the annual financial statements and actual results may differ from these estimates.

5.	MARKETABLE SECURITIES
a)	Clover, Gemini, and Tower uranium properties sale

In April 2021, the Company’s subsidiary, IsoEnergy, sold its interest in the Clover, Gemini and Tower uranium properties (“Properties”). IsoEnergy received cash of AUD $200 ($192) and 10,755,000 common shares of 92 Energy Pty Ltd. (“92 Energy”) at a price of $0.20 Australian Dollars (“AUD”) for a total value of AUD $2,151 ($2,068). In addition, IsoEnergy will retain a 2% Net Smelter Return (“NSR”) on the Properties.

The Properties had a book value of $24, which resulted in a gain of $2,236 in 2021.

7

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

b)       Mountain Lake Option Agreement

In August 2021, IsoEnergy completed an option agreement (the “Option Agreement”) with International Consolidated Uranium Inc. (which subsequently changed its name to Consolidated Uranium Inc. (“CUR”)) to grant CUR the option to acquire a 100% interest in IsoEnergy’s Mountain Lake uranium property in Nunavut, Canada (the “Option”).

Under the terms of the Option Agreement and as consideration, CUR issued 900,000 common shares of CUR at a price of $1.64 per share for a total value of $1,476, and paid cash of $20. The Option is exercisable, at CUR’s election, on or before the second anniversary of receipt of TSXV approval (August 3, 2023) for additional consideration of $1,000 payable in cash or CUR shares. If the Option is exercised, IsoEnergy will be entitled to receive the following contingent payments in cash or CUR shares:

•	If the uranium spot price reaches US$50 per pound, IsoEnergy will receive an additional $410
•	If the uranium spot price reaches US$75 per pound, IsoEnergy will receive an additional $615
•	If the uranium spot price reaches US$100 per pound, IsoEnergy will receive an additional $820

The spot price contingent payments will expire 10 years following the date the Option is exercised.

The Mountain Lake property had a book value of $126, which resulted in a gain of $1,370 in 2021.

At the date of these financial statements the Option has not been exercised by Consolidated Uranium.

On February 22, 2022, CUR completed its spin-out of Labrador Uranium Inc. (“LUR”) through a plan of arrangement (the “Arrangement”). Pursuant to the Arrangement, CUR distributed, on a pro-rata basis, 0.214778 of LUR shares for each CUR share held by CUR shareholders on February 22, 2022. Accordingly, IsoEnergy received 193,300 LUR shares.

During the three and nine months ended September 30, 2022, the Company recognized a gain of $872 and a loss of $2,411, respectively, associated with the mark to market valuation of the 10,755,000 shares of 92 Energy, 900,000 shares of CUR and 193,300 shares of LUR (three and nine months ended September 30, 2021 - gain of $5,424 and $6,357, respectively) which is recorded in the consolidated statement of net loss and comprehensive loss. The fair value at September 30, 2022 of the marketable securities held in 92 Energy shares was $5,015 (December 31, 2021 - $6,732), CUR shares was $1,809 (December 31, 2021 - $2,583) and LUR shares was $80 (December 31, 2021 - $nil), for a total marketable securities value at September 30, 2022 of $6,904 (December 31, 2021 - $9,315).

8

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

6.	EXPLORATION AND EVALUATION ASSETS

	Rook I	Other Athabasca Basin Properties	IsoEnergy Properties	Total
Acquisition Cost
Balance at December 31, 2021	$235	$1,458	$26,660	$28,353
Additions	—	—	4	4
Dispositions and derecognition	—	—	(42)	(42)
Balance as at September 30, 2022	$235	$1,458	$26,622	$28,315
Deferred exploration costs
Balance at December 31, 2021	260,941	9,180	28,069	298,190
Additions:
General exploration and drilling	6,261	—	5,583	11,844
Environmental, permitting, and engagement	9,083	—	—	9,083
Technical, engineering and design	28,475	—	—	28,475
Geochemistry and assays	—	—	155	155
Geological and geophysical	1,068	423	1,487	2,978
Labour and wages	5,196	—	520	5,716
Share-based payments (Note 10)	2,535	—	1,549	4,084
Travel	273	—	152	425
Total Additions	52,891	423	9,446	62,760
Balance as at September 30, 2022	$313,832	$9,603	$37,515	$360,950

Total costs, September 30, 2022	$314,067	$11,061	$64,137	$389,265

	Rook I	Other Athabasca Basin Properties	IsoEnergy Properties	Total
Acquisition cost
Balance at December 31, 2020	$235	$1,458	$26,778	$28,471
Additions	—	—	27	27
Dispositions	—	—	(145)	(145)
Balance as at December 31, 2021	$235	$1,458	$26,660	$28,353
Deferred exploration costs
Balance at December 31, 2020	216,350	9,173	20,728	246,251
Additions:
General exploration and drilling	6,502	—	3,615	10,117
Environmental, permitting, and engagement	15,154	—	2	15,156
Technical, engineering and design	13,893	—	1	13,894
Geochemistry and assays	—	—	333	333
Geological and geophysical	116	7	775	898
Labour and wages	4,925	—	815	5,740
Share-based payments	3,696	—	1,561	5,257
Travel	305	—	239	544
Total Additions	44,591	7	7,341	51,939
Balance as at December 31, 2021	$260,941	$9,180	$28,069	$298,190

Total costs, December 31, 2021	$261,176	$10,638	$54,729	$326,543

9

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

7.	PROPERTY AND EQUIPMENT
	Computer Equipment	Software	Field Equipment and Vehicles	Office, Furniture and Leasehold Improvements	Road	Total
Cost
As at December 31, 2020	$451	$1,060	$6,822	$5,142	$2,079	$15,554
Reclassification	—	—	(275)	275	—	—
Additions	46	295	98	858	—	1,297
Disposals	—	—	—	(494)	—	(494)
As at December 31, 2021	$497	$1,355	$6,645	$5,781	$2,079	$16,357
Additions	106	4	20	110	—	240
Balance as at September 30, 2022	$603	$1,359	$6,665	$5,891	$2,079	$16,597

Accumulated Depreciation
As at December 31, 2020	$370	$841	$3,761	$1,420	$1,583	$7,975
Reclassification	—	—	(193)	193	—	—
Depreciation	57	202	612	885	389	2,145
Disposals	—	—	—	(382)	—	(382)
As at December 31, 2021	$427	$1,043	$4,180	$2,116	$1,972	$9,738
Depreciation	64	128	392	738	46	1,368
Balance as at September 30, 2022	$491	$1,171	$4,572	$2,854	$2,018	$11,106

Net book value at December 31,2021	$70	$312	$2,465	$3,665	$107	$6,619
Net book value at September 30, 2022	$112	$188	$2,093	$3,037	$61	$5,491

8.	CONVERTIBLE DEBENTURES
	2016 Debentures	2017 Debentures	2020 Debentures	IsoEnergy Debentures	Total
Fair value at December 31, 2020	$94,768	$86,568	$31,483	$14,034	$226,853
Fair value adjustment	30,291	18,674	15,427	11,067	75,459
Settlement with shares	(125,059)	(105,242)	—	—	(230,301)
Fair value at December 31, 2021	$—	$—	$46,910	$25,101	$72,011
Fair value adjustment	—	—	(1,748)	4,491	2,743
Fair Value at September 30, 2022	$—	$—	$45,162	$29,592	$74,754

The fair value of the debentures increased from $72,011 on December 31, 2021 to $74,754 at September 30, 2022, resulting in a mark-to-market loss of $13,038 and $2,743 for the three and nine months ended September 30, 2022, respectively (three and nine months ended September 30, 2021 - loss of $11,848 and $77,062, respectively). The loss for the three and nine months ended September 30, 2022 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive loss of a loss of $45 and a gain of $176 for the three and nine months ended September 30, 2022, respectively (three and nine months ended September 30, 2021 - gain of $72 and loss of $221, respectively) and the remaining amount recognized in the consolidated statement of loss for the three and nine months ended September 30, 2022 with a loss of $12,993 and $2,919, respectively (three and nine months ended September 30, 2021 - loss of $11,920 and $76,841, respectively). The interest expense during the three and nine months ended September 30, 2022 was $542 and $1,589, respectively (three and nine months ended September 30, 2021 - $519 and $3,239, respectively).

10

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

2016 and 2017 Convertible Debentures

On February 18, 2021 and February 23, 2021, the holders of the 2016 and 2017 Debentures elected to convert their respective US$60 million aggregate principal amount of 7.5% unsecured convertible debentures, both due to mature on July 22, 2022, into common shares of the Company. The Company issued 25,794,247 and 22,289,088 common shares relating to the conversion of the principal of the 2016 and 2017 Debentures, respectively, and 89,729 and 87,316 common shares at a value of $848 relating to the accrued and unpaid interest up to the date of conversion for the 2016 and 2017 Debentures, respectively. The amounts recorded in other comprehensive loss as a result of changes in credit risks of the 2016 and 2017 Debentures from inception through to conversion totaling losses of $4,016 were reclassified to accumulated deficit.

The fair value of the 2016 and 2017 Debentures at conversion was based on the number of shares issued at the closing share price on the conversion date. The closing share price on February 18, 2021 was $4.69 and $4.88 on February 23, 2021 and the conversion price for the 2016 Debentures was US$2.33 and US$2.69 for the 2017 Debentures. The fair value of the shares issued for interest was based on the closing share price on the date of issuance and recorded as interest expense in the consolidated statement of net loss and comprehensive loss.

2020 Convertible Debentures

On May 27, 2020, the Company issued US$15 million principal amount of unsecured convertible debentures (the “2020 Debentures”). The Company received proceeds of $20,889 (US$15 million) and a 3% establishment fee of $627 (US$450) was paid to the debenture holders through the issuance of 348,350 common shares and a consent fee of $355 was paid to the investors of the 2016 and 2017 Debentures in connection with the financing through the issuance of 180,270 common shares. The fair value of the 2020 Debentures on issuance date was determined to be $20,262 (US$14,550). The 2020 Debentures bear interest at a rate of 7.5% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year. Two thirds of the interest (equal to 5% per annum) is payable in cash and one third of the interest (equal to 2.5% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average trading price (“VWAP”) of the common shares on the exchange or market that has the greatest trading volume in the Company’s common shares for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. The 2020 Debentures are convertible, from time to time, into common shares of the Company at the option of the debenture holders under certain conditions. During the nine months ended September 30, 2022, the Company issued 42,252 shares for a value of $251 and paid $474 (US$375) associated with the interest payment.

The 2020 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022	December 31, 2021
Volatility	48.00%	40.00%
Expected life	2.66 years	3.41 years
Risk free interest rate	4.10%	1.78%
Expected dividend yield	0%	0%
Credit spread	19.54%	16.88%
Underlying share price of the Company	$5.02	$5.54
Conversion exercise price	$2.34	$2.34
Exchange rate (C$:US$)	$0.723	$0.791

11

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

IsoEnergy Debentures

On August 18, 2020, IsoEnergy entered into a US$6 million private placement of unsecured convertible debentures (the “IsoEnergy Debentures”). The IsoEnergy Debentures are convertible at the holder’s option at a conversion price of $0.88 into a maximum of 9,206,311 common shares of IsoEnergy. IsoEnergy received gross proceeds of $7,902 (US$6,000). A 3% establishment fee of $272 (US$180) was also paid to the debenture holders through the issuance of 219,689 common shares in IsoEnergy. The fair value of the IsoEnergy Debentures on issuance date was determined to be $7,630 (US$5,820). During the nine months ended September 30, 2022, IsoEnergy issued 29,644 shares for a value of $96 and paid $233 associated with the interest payment.

The IsoEnergy Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022	December 31, 2021
Volatility	52.64%	50.00%
Expected life	2.9 years	3.6 years
Risk free interest rate	4.05%	1.78%
Expected dividend yield	0%	0%
Credit spread	24.58%	21.86%
Underlying share price of IsoEnergy	$3.95	$3.74
Conversion exercise price	$0.88	$0.88
Exchange rate (C$:US$)	$0.723	$0.791

9.	LEASES
(a)	Right-of-use assets
	September 30, 2022	December 31, 2021
Right-of-use assets, beginning of period	$2,640	$3,544
Additions	—	29
Disposals	—	(147)
Depreciation	(530)	(786)
Balance, end of period	$2,110	$2,640

The right-of-use assets recognized by the Company are comprised of $2,110 (December 31, 2021 - $2,640) related to corporate office leases and are included in the office, furniture and leasehold improvements category in Note 7.

(b)	Lease liabilities
	September 30, 2022	December 31, 2021
Lease liabilities, beginning of period	$3,169	$4,031
Terminations	—	(124)
Interest expense on lease liabilities	160	265
Payment of lease liabilities	(684)	(1,003)
Balance, end of period	$2,645	$3,169

Current portion	756	706
Non-current portion	1,889	2,463
Balance, end of period	$2,645	$3,169

12

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

The undiscounted value of the lease liabilities as at September 30, 2022 was $4,257 (December 31, 2021 - $5,268).

(c)	Amounts recognized in consolidated statements of net loss
	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

Expense relating to variable lease payments	$105	$89	$313	$313

The Company engages drilling companies to carry out its drilling programs on its development, exploration and evaluation properties. The drilling companies provide all required equipment for these drilling programs. These contracts are short-term in nature and the Company has elected not to recognize right-of-use assets and associated lease liabilities in respect to these contracts but rather to recognize lease payments associated with these leases as incurred over the lease term. Payments by the Company to the drilling company for the three and nine months ended September 30, 2022 were $0.9 million and $3.2 million, respectively (three and nine months ended September 30, 2021 - $949).

10.	SHARE CAPITAL
(a)	Authorized capital

Unlimited common shares without par value.

Unlimited preferred shares without par value.

Share issuances for the nine months ended September 30, 2022:

During the nine months ended September 30, 2022, the Company issued 483,332 shares on the exercise of stock options for gross proceeds of $1,143 (Note 10(b)).

On June 10, 2022, the Company issued 42,252 shares relating to the interest payment on the 2020 Debentures at a fair value of $251 (Note 8).

Share issuances for the year ended December 31, 2021:

On February 3, 2021 and February 23, 2021, the Company issued an aggregate of 200,000 common shares to arm’s length parties to advance the development of the Rook I property at a fair value of $900.

On February 18, 2021 and February 23, 2021, the Company issued 25,794,247 and 22,289,088 common shares relating to the conversion of the principal of the 2016 and 2017 Debentures at a fair value of $125,059 and $105,242, respectively. In addition, 89,729 and 87,316 common shares were issued relating to the accrued and unpaid interest up to the date of conversion for the 2016 and 2017 Debentures at a fair value of $407 and $441, respectively.

On March 11, 2021, the Company completed a bought deal financing where 33,400,000 common shares of the Company were issued at a price of $4.50 per common share (the “Offering Price”) for gross proceeds of approximately $150,300. On March 16, 2021, the Company closed the over-allotment of 5,010,000 common shares of the Company at the Offering Price for additional proceeds of $22,545. In connection with the financing, $9,590 was incurred for share issue costs.

On June 10, 2021, the Company issued 40,829 shares relating to the interest payment on the 2020 Debentures at a fair value of $238. On June 30, 2021, the Company issued 400,000 common shares at a price of AUD $5.60 for total proceeds of $2,074 in relation to its public listing on the ASX. In connection with the financing, $1,035 was incurred for share issuance costs.

On December 10, 2021, the Company issued 36,818 shares relating to the interest payment on the 2020 Debentures at a fair value of $202.

13

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

(b)	Share options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 20% of the issued and outstanding common shares of the Company.

The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

A summary of the changes in the share options is presented below:

	Options outstanding	Weighted average exercise price (C$)
At December 31, 2020	36,473,162	$2.47
Granted	17,400,000	5.61
Exercised	(10,020,001)	2.59
Expired	(266,666)	2.18
Forfeited	(150,001)	5.84
At December 31, 2021	43,436,494	$3.69
Granted	3,734,277	5.32
Exercised	(483,332)	2.36
Expired	(65,000)	5.52
Forfeited	(230,001)	4.17
At September 30, 2022 - Outstanding	46,392,438	$3.82
At September 30, 2022 - Exercisable	34,291,491	$3.33

The following table summarizes information about the exercisable share options outstanding as at September 30, 2022:

Number of share options outstanding	Number of share options exercisable	Exercise prices (C$)	Remaining contractual life (years)	Expiry date
2,405,000	2,405,000	3.39	0.21	December 14, 2022
75,000	75,000	2.39	0.53	April 13, 2023
3,450,000	3,450,000	2.85	0.69	June 8, 2023
100,000	100,000	2.66	0.72	June 20, 2023
720,482	720,482	2.49	0.89	August 21, 2023
2,300,000	2,300,000	2.41	1.25	December 31, 2023
500,000	500,000	2.27	1.47	March 21, 2024
250,000	250,000	2.22	1.49	March 27, 2024
3,250,000	3,250,000	1.92	1.70	June 12, 2024
188,679	188,679	1.59	1.88	August 16, 2024
3,667,334	3,667,334	1.59	2.24	December 24, 2024
4,075,000	4,075,000	1.80	2.70	June 12, 2025
4,796,666	3,186,660	3.24	3.20	December 11, 2025
250,000	166,667	5.16	3.38	February 16, 2026
650,000	433,335	4.53	3.50	April 1, 2026
8,900,000	5,933,334	5.84	3.70	June 10, 2026
7,130,000	2,376,667	5.44	4.21	December 14, 2026
94,277	-	5.76	4.30	January 18, 2027
3,590,000	1,213,333	5.31	4.88	August 17, 2027
46,392,438	34,291,491

14

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

The following weighted average assumptions were used for Black-Scholes valuation of the share options granted:

	For the three months ended September 30,	For the nine months ended September 30,
	2022	2021	2022	2021
Expected stock price volatility	62.38%	-	62.34%	60.10%
Expected life of options	5 years	-	5 years	5 years
Risk free interest rate	2.93%	-	2.90%	0.86%
Expected forfeitures	0%	-	0%	0%
Expected dividend yield	0%	-	0%	0%
Weighted average fair value per option granted in period	$2.91	-	$2.91	$2.92
Weighted average exercise price	$5.31	-	$5.32	$5.74

Share-based payments for options vested for the three and nine months ended September 30, 2022 amounted to $11,747 and $27,650, respectively (three and nine months ended September 30, 2021 - $5,499 and $21,330) of which $9,830 and $23,566, respectively (three and nine months ended September 30, 2021 - $4,706 and $18,283) was expensed to the statement of net loss and comprehensive loss and $1,917 and $4,084, respectively (three and nine months ended September 30, 2021 - $793 and $3,047) was capitalized to exploration and evaluation assets (Note 6).

11.	SUPPLEMENTAL CASH FLOW INFORMATION

The Company did not have any cash equivalents as at September 30, 2022 and December 31, 2021.

a)	Schedule of non-cash investing and financing activities:
	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Capitalized share-based payments	$1,917	$793	$4,084	$3,047
Exploration and evaluation asset expenditures included in accounts payable and accrued liabilities	4,715	7,553	10,335	11,009
Interest expense included in accounts payable and accrued liabilities	565	617	642	694
Share consideration on sale of properties	—	1,476	—	3,544

12.	RELATED PARTY TRANSACTIONS

The remuneration of key management which includes directors and management personnel responsible for planning, directing, and controlling the activities of the Company during the period was as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Short-term compensation(1)	$1,004	$957	$2,993	$3,394
Share-based payments(2)	9,958	4,619	22,735	17,882
Consulting fees(3) (4)	33	75	199	142
	$10,995	$5,651	$25,927	$21,418

(1) Short-term compensation to key management personnel for the three and nine months ended September 30, 2022 amounted to $1,004 and $2,993 (2021 - $957 and $3,394) of which $952 and $2,838 (2021 - $859 and $3,095) was expensed and included in salaries, benefits, and directors’ fees on the statement of net loss and comprehensive loss. The remaining $52 and $155 (2021 - $98 and $299) was capitalized to exploration and evaluation assets.

15

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

(2) Share-based payments to key management personnel for the three and nine months ended September 30, 2022 amounted to $9,958 and $22,735 (2021 - $4,619 and $17,882) of which $9,650 and $22,179 (2021 - $4,489 and $17,379) was expensed and $308 and $556 (2021 - $130 and $503) was capitalized to exploration and evaluation assets.

(3) The Company used consulting services from a company associated with one of its directors in relation to advice on corporate matters for the three and nine months ended September 30, 2022 amounting to $33 and $98 (2021 - $32 and $99).

(4) The Company used consulting services from a company associated with one of its former employees in relation to various studies for the three and nine months ended September 30, 2022 amounting to $nil and $101 (2021 - $43 and $43).

As at September 30, 2022, there was $11 (December 31, 2021 - $58) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

13.	CAPITAL MANAGEMENT

The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support the acquisition, exploration, development and evaluation of assets. To effectively manage the entity’s capital requirements, the Company has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and debt, net of cash, and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such, the Company has historically relied on the equity markets and convertible debt to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

In the management of capital, the Company includes the components of equity, and convertible debentures, net of cash.

Capital, as defined above, is summarized in the following table:

	September 30, 2022	December 31, 2021
Equity	$449,057	$461,348
Convertible debentures (Note 8)	74,754	72,011
	523,811	533,359
Less: Cash	(140,582)	(201,804)
	$383,229	$331,555

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, marketable securities, amounts receivable, accounts payable and accrued liabilities and convertible debentures.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

16

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

The three levels of the fair value hierarchy are:

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities
•	Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 - inputs that are not based on observable market data.

The fair values of the Company’s cash, amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

The marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive loss (Note 5). The marketable securities are classified as Level 1.

The convertible debentures are re-measured at fair value at each reporting date with any change in fair value recognized in the consolidated statement of net loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive loss (Note 8). The convertible debentures are classified as Level 2.

Financial Risk

The Company is exposed to varying degrees of a variety of financial instrument-related risks. The Board approves and monitors the risk management processes, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and amounts receivable. The Company holds cash with large Canadian banks. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash. Accordingly, the Company does not believe it is subject to significant credit risk.

The Company’s maximum exposure to credit risk is as follows:

	September 30, 2022	December 31, 2021
Cash	$140,582	$201,804
Amounts receivable	1,017	1,178
	$141,599	$202,982

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2022, NexGen had cash of $140,582 to settle current liabilities of $18,105.

The Company’s significant undiscounted commitments at September 30, 2022 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$17,349	$—	$—	$—	$17,349
Convertible debentures (Note 8)	—	74,754	—	—	74,754
Lease liabilities (Note 9)	1,347	2,910	—	—	4,257
	$18,696	$77,664	$—	$—	$96,360

17

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily includes US dollar denominated cash, US dollar accounts payable, 2020 Debentures and IsoEnergy Debentures. The Company maintains Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated 2020 Debentures and IsoEnergy Debentures. At maturity, the US$21 million principal amount of the 2020 Debentures and IsoEnergy Debentures is due in full, and prior to maturity, at a premium upon the occurrence of certain events. The Company holds sufficient US dollars to make all cash interest payments due under the 2020 Debentures and IsoEnergy Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the 2020 Debentures and IsoEnergy Debentures more costly to repay.

As at September 30, 2022, the Company’s US dollar net financial liabilities were US$42,252. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $5,791 change in net loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Equity and Commodity Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in share price may affect the valuation of the Marketable Securities and Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash balances as of September 30, 2022. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The 2020 Debentures and IsoEnergy Debentures, in an aggregate principal amount of US$21 million, carry fixed interest rates of 7.5% and 8.5% respectively and are not subject to interest rate fluctuations.

15.	NON-CONTROLLING INTERESTS

As at September 30, 2022, NexGen held 100% ownership of the subsidiaries with the exception of IsoEnergy, where it retained 50.1% of IsoEnergy’s outstanding common shares (December 31, 2021 - 51%) (Note 3b).

For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of the Company’s wholly owned subsidiaries and non-wholly owned subsidiary, IsoEnergy, are included in NexGen’s consolidated financial statements. Third party investors’ share of the net loss of IsoEnergy is reflected in the net loss and comprehensive loss attributable to non-controlling interests in the consolidated statements of net loss and comprehensive loss.

As at September 30, 2022, the non-controlling interests in IsoEnergy was $28,076 (December 31, 2021 - $27,740).

18

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

16.	SUBSEQUENT EVENTS

Subsequent to September 30, 2022, the Company granted 55,452 stock options and 200,000 stock options were exercised for gross proceeds of $360.

19